

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 28, 2008

Mr. Michael Matte
Executive Vice President and
Chief Financial Officer
Quepasa Corporation
7550 E. Redfield Rd., Suite A
Scottsdale, AZ 85260

>   **Re: Quepasa Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Filed March 17, 2007**
>
>   **Forms 10-QSB for Fiscal Quarters Ended September 30, 2007**
>   **File No. 1-33105**

Dear Mr. Matte:

We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.

>   Sincerely,
>
>
>   Larry Spirgel
>   Assistant Director